SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                    FORM 11-K

                 [X]     ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

              [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE TRANSITION PERIOD FROM ____ TO ____

                                 COMMISSION FILE
                                  NUMBER 1-5491

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                  LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                              ROWAN COMPANIES, INC.
                      2800 POST OAK BOULEVARD, SUITE 5450
                            HOUSTON, TEXAS 77056-6127

                              REQUIRED INFORMATION

     THE LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN (THE "PLAN") IS
SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 ("ERISA"). THEREFORE, IN LIEU OF THE REQUIREMENTS OF ITEMS 1-3 OF FORM 11-K, THE FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN FOR AND AS OF THE FISCAL YEAR AND FISCAL YEAR-ENDS REFLECTED THEREIN, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA, ARE ATTACHED HERETO AS APPENDIX 1 AND INCORPORATED HEREIN BY THIS REFERENCE.

                                   SIGNATURES

     THE PLAN, PURSUANT TO THE REQUIREMENTS OF THE SECURITIES AND EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT
PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                  LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

                        BY: LETOURNEAU, INC. SAVINGS
                            AND INVESTMENT PLAN
                            ADMINISTRATIVE COMMITTEE:

                    /S/ JACK W. MCELROY            JUNE 28, 2002
                        JACK W. MCELROY

                    /S/ S. MARIA NARISI            JUNE 28, 2002
                        S. MARIA NARISI

                    /S/ E. E. THIELE               JUNE 28, 2002
                        E. E. THIELE
























                                   APPENDIX 1



                                LETOURNEAU, INC.
                          SAVINGS AND INVESTMENT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
          AND FOR THE YEARS THEN ENDED AND INDEPENDENT AUDITORS' REPORT













































































LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                                             1

FINANCIAL STATEMENTS:.

  Statements of Net Assets Available for Benefits, December 31, 2001 and 2000            2

  Statements of Changes in Net Assets Available for Benefits for the Years Ended
    December 31, 2001 and 2000                                                           3

  Notes to Financial Statements for the Years Ended December 31, 2001 and 2000           4



































































INDEPENDENT AUDITORS' REPORT

LeTourneau, Inc. Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the LeTourneau, Inc. Savings and Investment Plan (the "Plan") as of
December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Houston, Texas
June 28, 2002

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 2001 AND 2000
-------------------------------------------------------------

                                         2001         2000
ASSETS:
   Investments - at fair value      $33,275,401  $34,548,713
   Receivables:
     Employee contributions             272,140      227,330
     Employer contributions              71,906       78,644
                                    -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS   $33,619,447  $34,854,687
                                    ===========  ===========


See notes to financial statements.

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                 2001         2000
ADDITIONS:
   Contributions:
      Employee                                              $ 2,968,232  $ 2,644,044
      Employer                                                  799,323      916,687
                                                            -----------  -----------
         Total additions                                      3,767,555    3,560,731
                                                            -----------  -----------

DEDUCTIONS:
   Plan interest in Rowan Master Trust net investment loss    2,742,173      547,043
   Employee withdrawals                                       2,260,622    5,278,691
                                                            -----------  -----------
         Total deductions                                     5,002,795    5,825,734
                                                            -----------  -----------

INCREASE (DECREASE) IN NET ASSETS
   AVAILABLE FOR BENEFITS                                    (1,235,240)  (2,265,003)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                         34,854,687   37,119,690
                                                            -----------  -----------

   End of year                                              $33,619,447  $34,854,687
                                                            ===========  ===========

See notes to financial statements.

LETOURNEAU, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
------------------------------------------------------
1.   PLAN DESCRIPTION

     The following brief description of the LeTourneau, Inc. Savings and Investment Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution, individual account 401(k) plan covering substantially all employees of LeTourneau, Inc. and its wholly owned subsidiary, LeTourneau Sales and Service Company, collectively referred to herein as "LeTourneau".

     PARTICIPATION - Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee's date of hire and ending on the anniversary of such date.

     FUNDING - Under the Plan, participants may make basic contributions of up to 6% of their regular compensation on a before- or after-tax basis. LeTourneau makes a matching contribution equal to 50% of a participant's basic, pre-tax contribution. Participants may make additional contributions and, effective July 1, 2000, the additional contribution limit was increased from 9% to 14%.

     INVESTMENT OPTIONS - The assets of the Plan are held in a master trust and managed by Fidelity Management Trust Company, the Trustee of the Plan (the "Trustee"). Plan participants direct the investment of their accounts among the Plan's investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund, at any time.

     EXPENSES - Participants' accounts are charged with investment advisory and other fees by the Trustee. Other expenses of administering the Plan and master trust are borne by the Plan or by LeTourneau, at its discretion.

     VESTING PROVISIONS - Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after three years or more of qualified service.

     Participants at age 65 are entitled to 100% of all contributions, plus any earnings accrued thereon. Upon death or permanent disability, a participant, or his beneficiary, will be entitled to 100% of all contributions, plus any earnings accrued thereon.

     DISTRIBUTIONS - Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Other hardship withdrawals can be obtained under certain conditions. At December 31, 2001 and 2000, Plan assets included approximately $20,000 and $27,000, respectively, of distributions payable to former Plan participants.

     FORFEITURES - Upon termination of employment, participants' nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by LeTourneau. During 2001 and 2000, LeTourneau utilized approximately $200,000 and $12,000, respectively, of employee forfeitures for Plan administrative expenses. At December 31, 2001 and 2000, Plan assets included approximately $25,000 and $145,000, respectively, of nonvested forfeited accounts.

     PLAN TERMINATION - Although it has not expressed any intention to do so, LeTourneau may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

     PARTY-IN-INTEREST TRANSACTIONS - The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. Rowan is also a party-in-interest.


2.   SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     BASIS OF ACCOUNTING-The financial statements are prepared on the accrual basis of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net increase (decrease) in fair value of investments consists of the net change in unrealized gains (losses) in fair values and realized gains (losses) upon the sale of investment securities. The net change in unrealized gains (losses) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired during the year.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     RECLASSIFICATIONS - Certain reclassifications have been made to the prior year's financial statements to conform to the current year presentation.

3.   RISKS  AND  UNCERTAINTIES

     The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.   INVESTMENT  IN  ROWAN  MASTER  TRUST

     The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the "Trust") commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by Rowan. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans. The investment accounts of the Trust are valued at fair value at the end of each trading day based upon quoted market prices. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans' relative interest in the investment units of the Trust. At December 31, 2001 and 2000, the Trust held the following investments, at fair value:

                                                      2001              2000
                                                   Amount    %        Amount    %
                                                   ------   ---       ------   ---
     Investments - at fair value:
       Rowan Companies Unitized Stock Fund     $10,321,204   14%  $ 6,707,339    9%
       Registered Investment Companies          65,667,610   86%   67,986,395   91%
                                               -----------        -----------
     Total Investments                         $75,988,814  100%  $74,693,734  100%
                                               ===========        ===========


     Investment income (loss) for the Trust for the years ended December 31, 2001 and 2000 was as follows:

                                                           2001          2000
     Investment income (loss):
       Net increase (decrease) in fair value
       of investments:
         Rowan Companies Unitized Stock Fund           $  (982,245)  $ 1,410,002
         Registered Investment Companies                (9,144,396)   (9,167,418)
       Interest and dividends                            2,095,121     5,075,310
                                                       ------------  ------------
     Net investment income (loss)                      $(8,031,520)  $(2,682,106)
                                                       ============  ============


     The Plan's interest in the Trust's total investment units was approximately 44% at December 31, 2001 and 46% at December 31, 2000, with the balance attributed to the other Rowan-sponsored plan.


5.   TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed LeTourneau by a letter dated February 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Though the Plan has been amended since that date, the Plan administrator and LeTourneau believe that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC. A request for a new determination letter has been made.

                                INDEX TO EXHIBITS


Exhibit
Number                             Description
------                             -----------

 23.1                     Independent Auditors' Consent















































































                          INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-25125 of Rowan Companies, Inc. on Form S-8 of our report dated June 28, 2002, appearing in this Annual Report on Form 11-K of the LeTourneau, Inc. Savings and Investment Plan for the year ended December 31, 2001.


DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Houston, Texas
June 28, 2002